

May 27, 2021

John Lai
Chief Executive Officer
Mister Car Wash, Inc.
222 E 5th Street
Tucson, Arizona 85705

  Re: Mister Car Wash, Inc.
   Amendment No. 1 to
   Draft Registration Statement on Form S-1
   Submitted May 11, 2021
   CIK No. 0001853513

Dear Mr. Lai:

  We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1, submitted May 11, 2021

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Cost of Labor and Chemicals and Other Store Operating Expenses, page F-12

1. We note your response to comment 28. Please revise to include the information in your response regarding which maintenance expenses are classified within Cost of Labor and Chemical and Other Store Operating Expenses.

    You may contact Robert Shapiro at (202) 551-3273 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Drew Capurro